Exhibit 99.1

StealthGas Inc.

Unaudited Condensed Consolidated Financial Statements

StealthGas Inc.

Unaudited Condensed Consolidated Balance Sheets

December 31, 2006 and September 30, 2007 (Expressed in United States Dollars, except share data)

		December 31,	September 30,
	Note	2006	2007
Assets
Current assets
Cash and cash equivalents		11,146,871	67,476,979
Trade receivables		1,096,645	1,550,385
Claim receivable		289,922	32,479
Inventories	4	746,874	956,811
Advances and prepayments		270,370	196,434
Fair value of above market acquired time charter	9	23,718	—
Restricted cash		4,317,338	4,601,021
Total current assets		17,891,738	74,814,109
Non current assets
Advances for vessel acquisitions	5	3,483,750	4,055,000
Vessels, net	6	297,950,257	392,904,608
Restricted cash		—	200,000
Deferred finance charges, net of accumulated
amortization of $87,424 and $145,457	7	279,576	367,338
Fair value of derivatives	13	368,119	61,522
Total non current assets		302,081,702	397,588,468
Total assets		319,973,440	472,402,577
Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	3	2,198,456	1,121,694
Trade accounts payable		2,049,456	3,405,704
Other accrued liabilities	8	4,681,488	3,453,788
Customer deposits	11	660,000	643,500
Deferred income	10	2,889,998	2,761,224
Current portion of long-term debt	12	16,149,600	15,505,064
Total current liabilities		28,628,998	26,890,974
Non current liabilities
Fair value of derivatives	13	404,021	1,522,687
Customer deposits	11	1,323,272	3,324,157
Fair value of below market acquired time charter	9	1,016,281	1,759,201
Long-term debt	12	124,798,640	137,526,791
Total non current liabilities		127,542,214	144,132,836
Total liabilities		156,171,212	171,023,810
Commitments and contingencies	22	—	—
Stockholders’ equity
Capital stock
5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share
100,000,000 common shares authorized 14,400,000 and 22,060,105 shares issued and outstanding with a par value of $0.01 per share	14	144,000	220,601
Additional paid-in capital	15	150,607,621	281,307,088
Retained earnings		12,826,845	19,602,240
Accumulated other comprehensive income	13	223,762	248,838
Total stockholders’ equity		163,802,228	301,378,767
Total liabilities and stockholders’ equity		319,973,440	472,402,577

The accompanying notes are an integral part of these consolidated financial statements.

2

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Income

(Expressed in United States Dollars, except share data)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2006	2007	2006	2007
Revenues
Voyage revenues		18,682,207	23,241,691	52,835,170	63,865,847
Expenses
Voyage expenses	19	1,898,450	1,564,081	4,564,964	3,797,673
Vessels’ operating expenses	19	4,963,545	6,610,468	14,030,209	17,449,230
Dry-docking costs		1,265,014	116,793	1,697,940	116,793
Management fees	3	844,928	1,102,860	2,243,713	2,943,710
General and administrative expenses		383,049	1,900,331	1,993,652	3,596,361
Depreciation	6	3,515,518	4,468,629	9,450,529	11,932,622
Total expenses		12,870,504	15,763,162	33,981,007	39,836,389
Income from operations		5,811,703	7,478,529	18,854,163	24,029,458
Other income and (expenses)
Interest and finance costs		(2,374,728)	(2,538,701)	(5,466,118)	(7,408,536)
Change in fair value of derivatives		(1,482,343)	(1,751,915)	(163,887)	(1,450,339)
Interest income		157,130	831,801	508,766	1,203,329
Foreign exchange loss		(17,582)	(19,528)	(58,391)	(62,247)
Other expenses, net		(3,717,523)	(3,478,343)	(5,179,630)	(7,717,793)
Net income		2,094,180	4,000,186	13,674,533	16,311,665
Basic Earnings per Share		0.15	0.19	0.97	0.99
Basic Weighted Average Number of Shares, Outstanding		14,239,130	20,574,635	14,080,586	16,480,829
Diluted Earnings per Share		0.15	0.19	0.97	0.99
Diluted Weighted Average Number of Shares, Outstanding		14,239,130	20,633,070	14,080,586	16,500,522

The accompanying notes are an integral part of these consolidated financial statements.

3

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Nine Months Ended September 30,
	2006	2007
Cash flows from operating activities
Net income for the period	13,674,533	16,311,665
Items included in net income not affecting cash flows:
Depreciation and amortization	9,487,780	11,990,655
Amortization of fair value of time charter	(1,615,766)	(805,362)
Net (income) of vessel acquired from the Vafias Group	(99,870)	—
Share based compensation	—	990,380
Change in fair value of derivatives	163,887	1,450,339
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade receivables	(592,513)	(453,740)
Claim receivable	(128,373)	(12,450)
Inventories	(568,752)	(209,937)
Advances and prepayments	(91,908)	73,936
Increase/(decrease) in
Payable to related party	3,209,924	(1,076,762)
Trade accounts payable	1,978,136	1,356,248
Other accrued liabilities	1,065,061	(1,227,700)
Deferred income	764,308	(128,774)
Net cash provided by operating activities	27,246,447	28,258,498
Cash flows from investing activities
Insurance proceeds	—	269,893
Advances for vessel acquisitions	—	(1,700,000)
(Increase) in restricted cash account	(2,786,124)	(483,683)
Acquisition of vessels	(78,278,904)	(104,186,223)
Net cash (used in) investing activities	(81,065,028)	(106,100,013)
Cash flows from financing activities
Capital stock	4,000	76,601
Additional paid-in capital	5,012,000	—
Follow-on offering	—	129,600,000
Underwriters’ over allotment option exercised	—	8,281,890
Issuance costs	—	(8,172,803)
Deemed dividends	(287,500)	—
Dividends paid	(7,950,000)	(9,536,270)
Deferred finance charges	(110,000)	(145,795)
Overdraft facility	(200,000)	—
Customer deposits	1,321,149	1,984,385
Loan repayment	(54,514,000)	(41,483,885)
Proceeds from short-term bridge facility	—	26,500,000
Proceeds from long-term debt	100,430,000	27,067,500
Net cash provided by financing activities	43,705,649	134,171,623
Net (decrease)/increase in cash and cash equivalents	(10,112,932)	56,330,108
Cash and cash equivalents at beginning of period	23,210,243	11,146,871
Cash and cash equivalents at end of period	13,097,311	67,476,979
Supplemental Cash Flow Information:
Cash paid during the period for interest	4,656,306	7,840,223
Non cash items:
Fair value of below market acquired time charter	1,982,000	1,572,000

The accompanying notes are an integral part of these consolidated financial statements.

4

StealthGas Inc.

Unaudited Condensed Consolidated Statement of Changes in Stockholders’ Equity

For the nine months ended September 30, 2007

(Expressed in United States Dollars, except share data)

	Comprehensive Income	Capital stock Number of Shares (Note 14)	Amount (Note 14)	Additional Paid-in Capital (Note 15)	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance as of January 1, 2007		14,400,000	144,000	150,607,621	12,826,845	223,762	163,802,228
Follow-on public offering net of issuance cost		7,200,000	72,000	121,887,302	—	—	121,959,302
Underwriters’ over-allotment option exercised net of issuance cost		460,105	4,601	7,821,785	—	—	7,826,386
Share based compensation		—	—	990,380	—	—	990,380
Dividends paid		—	—	—	(9,536,270)	—	(9,536,270)
Net income for the period	16,311,665	—	—	—	16,311,665	—	16,311.665
Other comprehensive income
- Cash flow hedges:
Swap contract	23,701	—	—	—	—	23,701	23,701
Reclassification adjustment	1,375	—	—	—	—	1,375	1,375
Comprehensive income	16,336,741	—	—	—	—		—
Balance, September 30, 2007 (unaudited)		22,060,105	220,601	281,307,088	19,602,240	248,838	301,378,767

The accompanying notes are an integral part of these consolidated financial statements.

5

StealthGas Inc.

Notes to the condensed consolidated financial statements (unaudited)

(Expressed in United States Dollars)

1.	Basis of Presentation and General Information

The accompanying unaudited condensed consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of September 30, 2007 owned a fleet of thirty-six liquefied petroleum gas (LPG) carriers providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.

Certain amounts in the 2006 consolidated balance sheet have been reclassified to conform with the presentation in the current period’s unaudited interim condensed consolidated financial statements. The reclassifications had no impact on the results of operations of the Company.

As of December 31, 2004, under the direction of Stealth Maritime Corporation S.A., the shareholders of the vessel owning companies contributed all of their issued and outstanding shares of common stock to StealthGas Inc. and StealthGas Inc. became the sole owner of all the outstanding shares of all the subsidiaries mentioned in note 1a. below. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each ship-owning company was, indirectly, wholly owned by and under the common control of the Vafias Group prior to the transfer of ownership of the companies to StealthGas Inc. Accordingly, the consolidated financial statements of the Company have been presented as if the ship-owning companies were consolidated subsidiaries of the Company as of the dates indicated and using the combined historical carrying costs of the assets and the liabilities of the ship-owning companies listed in note 1a below.

The vessels noted in 1c. “Vafias Group of LPG Carriers” were acquired by affiliates of the Vafias Group from unrelated parties. The “Vafias Group of LPG Carriers” were acquired by the Company with a portion of the proceeds of the initial public offering (see Note 15). The Company and the Vafias Group of LPG Carriers are entities that are commonly controlled by the Vafias Group. Due to these relationships and the common control therein, the acquisition of the Vafias Group of LPG Carriers by the Company was accounted for as a combination of entities under common control in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations” and EITF 02-05 “Definition of “Common Control” in relation to FASB Statement No. 141.” Such accounting resulted in the retroactive restatement of the historical financial statements of the Company as if the Vafias Group of LPG Carriers were consolidated subsidiaries of the Company for all periods presented.

(a)	Ship-owning companies originally acquired by StealthGas Inc in 2004:

Name of Company	Vessel Name	Acquisition Date cbm
VCM Trading Ltd.	Gas Prophet	October 12, 2004	3,515.55
LPGONE Ltd.	Gas Tiny	October 29, 2004	1,319.96
Geneve Butane Inc	Gas Courchevel	November 24, 2004	4,102.00
Matrix Gas Trading Ltd.	Gas Shanghai	December 7, 2004	3,525.92

On October 19, 2006, “Gas Prophet” was renamed to “Ming Long” for the duration of the three years bare boat charter party.

(b)	Ship-owning companies acquired by StealthGas Inc. in 2005:

Name of Company	Vessel Name	Acquisition Date cbm
Pacific Gases Ltd.	Gas Emperor	February 2, 2005	5,009.07
Semichlaus Exports Ltd.	Gas Ice	April 7, 2005	3,434.08
Ventspils Gases Ltd.	Gas Arctic	April 7, 2005	3,434.08
Industrial Materials Inc.	Birgit Kosan	April 11, 2005	5,013.33
Aracruz Trading Ltd.	Gas Amazon	May 19, 2005	6,562.41

StealthGas Inc.

Notes to the condensed consolidated financial statements (unaudited)

(Expressed in United States Dollars)

1.	Basis of Presentation and General Information - Continued
(b)	Ship-owning companies acquired by StealthGas Inc. in 2005:

Soleil Trust Inc.	Gas Sincerity	November 14, 2005	4,128.98
East Propane Inc.	Catterick	November 24, 2005	5,001.41
Petchem Trading Inc.	Gas Spirit	December 16, 2005	4,112.18
Malibu Gas Inc.	Feisty Gas	December 16, 2005	4,111.24
Northern Yield Shipping Ltd.	Gas Legacy	October 27, 2005	4,128.98
Triathlon Inc.	Gas Marathon	November 2, 2005	6,572.20
Iceland Ltd.	Gas Crystal	November 11, 2005	3,211.04

On April 3, 2006, the “Feisty Gas” was delivered to International Gases Inc., subsidiary of StealthGas Inc., and renamed to “Gas Zael”.

(c)	Vafias’ Group of LPG carriers:

Name of Company	Vessel Name	Acquisition Date cbm
Gaz De Brazil Inc.	Gas Prodigy	October 15, 2004	3,014.59
Independent Trader Ltd.	Gas Oracle	April 26, 2005	3,014.59
Continent Gas Inc.	Gas Chios	May 20, 2005	6,562.09
Empire Spirit Ltd.	Sweet Dream	May 31, 2005	5,018.35
Jungle Investment Limited	Gas Cathar	July 27, 2005	7,517.18
East Technologies Ltd.	Gas Crystal	July 28, 2005	3,211.04
Quicksilver Shipping Limited	Gas Legacy	August 26, 2005	4,128.98
Triathlon Gas Inc.	Gas Marathon	October 3, 2005	6,572.20
Gass Success Ltd.	Gas Eternity	February 13, 2006	3,528.21

During the fourth quarter of 2005 and the first quarter of 2006, the above ship-owning companies were acquired by the Company with share purchase agreements except for the vessels Gas Crystal, Gas Legacy, Gas Marathon and Gas Eternity which were sold as assets to the newly formed subsidiaries of the Company, called Iceland Ltd., Northern Yield Shipping Ltd., Triathlon Inc and Balkan Profit Ltd.

(d)	Ship-owning companies acquired by StealthGas Inc. in 2006:

Name of Company	Vessel Name	Acquisition Date cbm
Balkan Holding Inc.	Gas Czar	February 14, 2006	3,509.65
Transgalaxy Inc.	Gas Fortune	February 24, 2006	3,512.78
International Gases Inc	Gas Zael	April 03, 2006	4,111.24
Balkan Profit Ltd	Gas Eternity	March 09, 2006	3,528.21
Oxfordgas Inc.	Lyne	May 19, 2006	5,013.90
Energetic Peninsula Limited	Sir Ivor	May 26, 2006	5,000.00
Ocean Blue Limited	Gas Nemesis	June 15, 2006	5,016.05
Baroness Holdings Inc.	Batangas	June 30, 2006	3,244.04

StealthGas Inc.

Notes to the condensed consolidated financial statements (unaudited)

(Expressed in United States Dollars)

1.	Basis of Presentation and General Information - Continued
(e)	Ship-owning companies acquired by StealthGas Inc. in 2007:

Name of Company	Vessel Name	Acquisition Date cbm
Evolution Crude Inc.	Gas Flawless	February 1, 2007	6,300.00
Aura Gas Inc.	Sea Bird	May 18, 2007	3,518.00
European Energy Inc.	Gas Renovatio	May 29, 2007	3,312.50
Fighter Gas Inc.	Gas Icon	June 27, 2007	5,000.00
Luckyboy Inc.	Chiltern	June 28, 2007	3,312.00
Italia Trades Inc.	Gas Evoluzione	July 23, 2007	3,517.00
Studio City Inc.	Gas Kalogeros	July 27, 2007	5,000.00
Gastech Inc.	Gas Sikousis	August 03, 2007	3,500.00

The Company’s vessels are managed by Stealth Maritime Corporation S.A. - Liberia (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by the article 4 of law 2234/94. (See Note 3).

2.	Significant Accounting Policies

Principles of Consolidation: The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of the StealthGas Inc. and its wholly owned subsidiaries referred to in notes 1(a), 1(b), 1(c), 1(d) and 1(e) above. Inter-company balances and transactions have been eliminated upon consolidation.

Interim Financial Information (Unaudited): The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with US GAAP for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete annual financial statements. However, in the opinion of the management of the Company, all adjustments necessary for a fair presentation of financial position, operating results and cash flows have been included in the interim financial statements. Interim results are not necessarily indicative of results for a full year. Reference is made to the December 31, 2006 consolidated financial statements of StealthGas Inc. contained in its Annual Report on Form 20-F for the year ended December 31, 2006.

Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income: The Company follows the provisions of SFAS No. 130 “Statement of Comprehensive Income” which requires separate presentation of certain transactions, such as unrealized gains and losses from effective portion of cash flow hedges, which are recorded directly as components of stockholders’ equity.

Foreign Currency Translation: The functional currency of the Company and each of its subsidiaries is the U.S. Dollar because the Company’s vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of income.

StealthGas Inc.

Notes to the condensed consolidated financial statements (unaudited)

(Expressed in United States Dollars)

2.	Significant Accounting Policies - Continued

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

Restricted Cash: Restricted cash reflects deposits with certain banks that can only be used to pay the current loan installments or are required to be maintained as a certain minimum cash balance per mortgaged vessel.

Trade Receivables: The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. During 2006 and for the nine-month period ended September 30, 2007, all potentially un-collectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts is required at December 31, 2006 and September 30, 2007.

Claims Receivable: Claims receivable are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through each balance sheet date, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

Trade Accounts Payable: The amount shown as trade accounts payable at the balance sheet date includes payables to suppliers of port services, bunkers, and other goods and services payable by the Company.

Segmented Reporting: The Company has determined that it operates in one reportable segment, the sea transportation of liquefied gas.

Inventories: Inventories consist of bunkers (for vessels under voyage charter) and lubricants. The cost is determined by the first-in, first-out method. The Company considers victualling and stores as being consumed when purchased and, therefore, such costs are expensed when incurred.

Vessels Acquisitions: Vessels are stated at cost, which consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, and otherwise are charged to expenses as incurred.

The Company records all identified tangible and intangible assets associated with the acquisition of a vessel or liabilities at fair value. Where vessels are acquired with existing time charters, the Company allocates the purchase price to the time charters based on the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management’s estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to voyage revenues over the remaining term of the charter.

Impairment of Long-lived Assets: The Company follows SFAS No.144 “Accounting for the Impairment or Disposal of Long-lived Assets”. The standard requires that long-lived assets and certain identifiable intangible assets held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels.

StealthGas Inc.

Notes to the condensed consolidated financial statements (unaudited)

(Expressed in United States Dollars)

2.	Significant Accounting Policies - Continued

The Company had no impairment losses in any of the periods presented.

Vessels’ Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s vessels to be 30 years from the date of their construction.

Accounting for Special Survey and Dry-docking Costs: Special survey and dry-docking costs and all non-capitalizable repair and maintenance expenses are expensed in the period incurred.

Deferred Finance Charges: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

Pension and Retirement Benefit Obligations - Crew: The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to seven months) and accordingly, they are not liable for any pension or any post-retirement benefits.

Accounting for Revenue and Expenses: Revenue and expenses resulting from each voyage or time charter are accounted for on an accrual basis. Time charter and bareboat revenues are recognized over the term of the charter as services are provided. Time charter and bareboat revenues received in advance are recorded as liabilities (deferred income) until charter services are rendered. Under a voyage charter, the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage.

Voyage costs comprise commissions, bunkers and port expenses. The impact of this method of recognizing voyage costs on a pro-rata basis is not materially different from a method of recognizing such costs as incurred.

The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated.

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and miscellaneous expenses. Vessel operating expenses are accounted for on an accrual basis.

Leasing: Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

Income Taxes: The Company is not liable for any income tax on its net income derived from shipping operations because the countries in which the subsidiaries ship-owning companies are incorporated do not levy tax on income, but rather a tonnage tax on the vessel. (Note 20)

StealthGas Inc.

Notes to the condensed consolidated financial statements (unaudited)

(Expressed in United States Dollars)

2.	Significant Accounting Policies - Continued

Derivatives: The SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met. Changes in the estimated fair value of those instruments are recognized in the consolidated statement of income.

During 2006 and 2007, the Company engaged in two interest rate swap agreements in order to hedge the exposure of interest rate fluctuations associated with the cash flows on a portion of the Company’s variable rate borrowings (Notes 13, 14). These swap agreements are designated and qualify as cash flow hedges. Their fair value is included in financial instruments in the accompanying consolidated balance sheets at December 31, 2006 and September 30, 2007 with changes in the effective portion of the instruments’ fair value recorded in accumulated other comprehensive income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the consolidated statements of income. If the hedged items are forecasted transactions that later are not expected to or will not occur, then the derivative financial instrument no longer qualifies as a cash flow hedge. As a result, fair value changes that were previously recorded in accumulated other comprehensive income are immediately recognized in earnings. In all other instances, when a derivative financial instrument ceases to be designated or to qualify as an effective cash flow hedge but if it is still possible the hedged forecasted transaction may occur, hedge accounting ceases from that date and the instrument is prospectively marked to market through earnings, but previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings or until it becomes probable that the hedged forecasted transaction will not occur. It is the Company’s intention to hold these swap agreements to maturity.

Share-based Compensation: Share based payments to employees and directors, including grants of employee and directors unvested restricted shares are recognized in the consolidated statement of income based on their fair values and are amortized over the service period in accordance with SFAS No. 123(R) “Share-Based Payment” (Note 16).

3.	Transactions with Related Party

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel. During 2006 the daily management fee rate was adjusted quarterly based on the United States Dollar/Euro exchange rate as published by Bloomberg LP two days prior to the end of the prior calendar quarter. For 2007 the daily management fee, after an amendment on January 1, 2007 of the Management Agreement, is fixed at $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter (an average of $395 or $127 for the nine month period ended September 30, 2006, respectively). For the quarter and for the nine month period ended September 30, 2007, total brokerage commissions of 1.25% amounted to $272,984 and $783,064, respectively (for 2006 $228,259 and $637,847, respectively), and were included in voyage expenses. For the quarter and for the nine month period ended September 30, 2007, the management fees were $1,102,860 and $2,943,710, respectively (for 2006 $844,928 and $2,243,713, respectively).

StealthGas Inc.

Notes to the condensed consolidated financial statements (unaudited)

(Expressed in United States Dollars)

3.	Transactions with Related Party - Continued

The Manager also acts as a sales and purchase broker of the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. As of December 31, 2006 and September 30, 2007 the amounts of $785,550 and $697,590, respectively, were capitalized to the cost of the vessels.

The Manager has subcontracted the technical management of the vessels to three unaffiliated ship-management companies, V.Ships Limited (“V.Ships”), Tesma Singapore Pte Ltd (“Tesma”) and Swan Shipping Corporation (Manila). These companies provide technical management to the Company’s vessels for a fixed annual fee per vessel. Such fees for the quarter and for the nine month period ended September 30, 2007 amounted to $259,447 and $747,247, respectively (for 2006 $358,674 and $1,067,003, respectively) and are included in the total management fees of $1,102,860 and $2,943,710 respectively (for 2006 $844,928 and $2,243,713, respectively).

The current account balance with the Manager at December 31, 2006 and at September 30, 2007 was a liability of $2,198,456 and $1,121,694, respectively. The liability represents revenues collected less payments made by the Manager on behalf of the ship-owning companies.

The Company occupies office space that is owned by an affiliated company of the Vafias Group with which it has a three-year cancelable agreement for the provided office facilities. Rental expense for the quarter and for the nine month period ended September 30, 2007 amounted to $8,506 and $24,565 respectively (for 2006 $7,567 and $22,085, respectively).

On May 16, 2007, the Company entered into a 60 day unsecured bridge facility with its affiliate Brave Maritime Corporation Inc. in the amount of $35,000,000 at a margin of 0.80% over three month Libor. The facility is extendable at the Company’s option for a further 60 day at the expiry of the facility. By July 20, 2007, the Company drew down $26,500,000 under this facility to part finance the acquisition of three vessels, named “Gas Renovatio”, “Chiltern” and “Gas Evoluzione”. On July 24, 2007, the Company repaid the amount of $26,500,000 plus accrued interest of $144,418 outstanding under the Brave Maritime Corporation Bridge Facility, where upon the facility was also immediately cancelled, and the availability under it has therefore ceased.

On July 27, 2007 and August 3, 2007, the Company acquired the vessels “Gas Kalogeros” and “Gas Sikousis” from its affiliate Brave Maritime Corporation Inc. at a total price of $34,500,000. The acquisition price paid for these two vessels when acquired by the Company was 97% of two independent sale and purchase brokers’ valuations of the market price of those vessels at the time of their acquisition. Previously, on January 1, 2007 and March 1, 2007, Brave Maritime Corporation Inc had entered into separate memoranda of agreement to acquire the above vessels from an unaffiliated entity at a total price of $32,500,000. The above vessels were delivered to Brave Maritime Corporation on April 4, 2007 and March 29, 2007, respectively.

4.	Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2006	September 30, 2007
Bunkers	240,692	286,443
Lubricants	506,182	670,368
Total	746,874	956,811

StealthGas Inc.

Notes to the condensed consolidated financial statements (unaudited)

(Expressed in United States Dollars)

5.	Advances for Vessel Acquisitions

The amounts shown in the accompanying consolidated balance sheets as of December 31, 2006 and September 30, 2007 amounting to $3,483,750 and $4,055,000, respectively, represent advance payments to sellers for two vessels under construction and two second-hand LPG carriers. The two vessels under construction, named “Gas Flawless” (formerly “Sunny Dream”, a 6,300 cbm LPG carrier), which was delivered to the Company on February 1, 2007, and the “Gas Haralambos” (formerly “Happy Dream”, a 7,000 cbm LPG carrier) which subsequently delivered on October 30, 2007, have a total purchase price of $46,125,000. The second-hand LPG carriers, named “Gas Sophie” (formerly “Virgo Gas”) and “Gas Premiership” (formerly “Premiership”), with expected delivery in October 2007 and February 2008, respectively, have a total purchase price of $26,500,000.

6.	Vessels, net

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2006	316,884,973	(18,934,716)	297,950,257
Acquisitions	106,886,973	—	106,886,973
Depreciation for the period	—	(11,932,622)	(11,932,622)
Balance, September 30, 2007	423,771,946	(30,867,338)	392,904,608

StealthGas Inc.

Notes to the condensed consolidated financial statements (unaudited)

(Expressed in United States Dollars)

6.	Vessels, net - Continued

Vessels cost are analyzed as follows:

	Vessel	Purchase price	Brokerage fee	Pre-delivery expenses	Interest income earned on 10% deposit	Fair value of acquired Time charter (Note 8)	Total acquisition cost
1	Ming Long	8,316,000	84,000	86,549	—	—	8,486,549
2	Gas Tiny	1,225,000	12,250	73,238	—	—	1,310,488
3	Gas Courchevel	9,652,500	97,500	56,677	—	—	9,806,677
4	Gas Shanghai	9,801,000	99,000	55,554	—	—	9,955,554
5	Gas Emperor	11,385,000	115,000	30,753	(826)	—	11,529,927
6	Gas Ice	9,500,000	95,000	22,102	(2,515)	—	9,614,587
7	Gas Arctic	9,500,000	95,000	32,281	(2,590)	—	9,624,691
8	Birgit Kosan	12,500,000	125,000	10,860	(4,472)	—	12,631,388
9	Gas Amazon	9,250,000	92,500	129,070	(4,919)	—	9,466,651
10	Gas Prodigy	5,775,000	57,750	118,458	—	2,150,000	8,101,208
11	Gas Chios	11,000,000	110,000	45,418	(1,537)	—	11,153,881
12	Gas Legacy	12,500,000	125,000	74,495	(8,606)	—	12,690,889
13	Gas Cathar	19,557,135	196,950	14,703	(5,496)	—	19,763,292
14	Gas Marathon	14,400,000	144,000	7,692	(10,370)	—	14,541,322
15	Gas Crystal	8,500,000	85,000	40,533	(6,028)	—	8,619,505
16	Gas Sincerity	14,949,000	151,000	16,676	(3,451)	(265,000)	14,848,225
17	Catterick	12,592,800	127,500	38,819	(950)	(421,000)	12,337,169
18	Gas Monarch	14,000,000	140,000	14,700	(8,831)	—	14,145,869
19	Gas Oracle	4,850,000	48,500	36,423	(495)	700,000	5,634,428
20	Gas Spirit	15,345,000	155,000	9,420	(1,131)	406,000	15,914,289
21	Gas Zael	14,830,000	150,000	41,828	(1,095)	491,000	15,511,733
22	Gas Czar	9,731,700	98,300	36,400	(826)	479,000	10,344,574
23	Gas Eternity	12,625,000	126,250	21,588	—	—	12,772,838
24	Gas Fortune	9,500,000	95,000	(9,249)	(258)	—	9,585,493
25	Sir Ivor	15,700,000	157,000	15,065	(3,541)	479,000	16,347,524
26	Lyne	11,000,000	110,000	11,002	(1,567)	483,000	11,602,435
27	Gas Nemesis	10,365,000	105,000	27,934	(2,439)	201,000	10,696,495
28	Batangas	9,400,000	94,000	15,073	(1,783)	340,000	9,847,290
29	Gas Flawless	22,575,000	225,750	134,850	(4,212)	—	22,931,388
30	Sea Bird II	9,184,000	91,840	7,013	(3,740)	409,000	9,688,113
31	Gas Renovatio	9,750,000	97,500	14,583	(2,031)	310,000	10,170,052
32	Gas Icon	9,000,000	90,000	84,552	(9,685)	—	9,164,867
33	Chiltern	9,750,000	97,500	17,845	(6,500)	300,000	10,158,845
34	Gas Evoluzione	9,500,000	95,000	11,832	(9,632)	—	9,597,200
35	Gas Haralambos	—	—	121,790	—	—	121,790
36	Gas Sophie	—	—	1,697	—	—	1,697
37	Gas Kalogeros	18,400,000	—	—	—	411,000	18,811,000
38	Gas Sikousis	16,100,000	—	—	—	142,000	16,242,000
39	Gas Premiership	—	—	23	—	—	23
	Total acquisition cost	412,009,135	3,789,090	1,468,247	(109,526)	6,615,000	423,771,946

StealthGas Inc.

Notes to the condensed consolidated financial statements (unaudited)

(Expressed in United States Dollars)

7.	Deferred Finance Charges

Gross deferred finance charges amounting to $512,795 at September 30, 2007 represent fees paid to the lenders for obtaining the related loans, net of amortization. For the quarter and for the nine month period ended September 30, 2007, the amortization of financing costs amounted to $19,775 and $58,033, respectively (for 2006 $17,964 and $37,251, respectively) and is included in Interest and finance costs in the accompanying consolidated statements of income.

8.	Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2006	September 30, 2007
Interest on long-term debt	1,544,473	859,242
Administrating expenses	1,049,836	967,940
Vessels’ operating and voyage expenses	2,087,179	1,626,606
Total	4,681,488	3,453,788

9.	Fair value of acquired time charter

The fair value of the time charters acquired at below / (above) fair market charter rates on the date of vessels’ acquisition is summarized below. These amounts are amortized on a straight-line basis to the end of the charter period. For the quarter and for the nine month period ended September 30, 2007, the amounts of $515,701 and $805,362, respectively, are included in voyage revenues (for 2006 $389,729 and $1,615,766 respectively).

Vessel	End of Time Charter	Fair value of acquired time Charter	Total accumulated amortization as at December 31, 2006	Amortization for nine months period ended September 30, 2007	Unamortized balance as at September 30, 2007
Fair value of acquired time charter - Asset
Catterick	January 2007	(421,000)	397,282	23,718	—
Total		(421,000)	397,282	23,718	—

Fair value of acquired time charter - Liability
Sir Ivor	April 2009	479,000	(98,406)	(122,671)	257,923
Lyne	April 2009	483,000	(101,732)	(122,888)	258,380
Batangas	June 2008	340,000	(85,581)	(126,977)	127,442
Sea Bird II	May 2009	409,000	—	(75,533)	333,467
Gas Renovatio	January 2008	310,000	—	(155,629)	154,371
Chiltern	March 2008	300,000	—	(101,805)	198,195
Gas Kalogeros	May 2008	411,000		(95,753)	315,247
Gas Sikousis	May 2008	142,000		(27,824)	114,176
Total		2,874,000	(285,719)	(829,080)	1,759,201
		2,453,000	111,563	(805,362)	1,759,201

StealthGas Inc.

Notes to the condensed consolidated financial statements (unaudited)

(Expressed in United States Dollars)

10.	Deferred Income

The amounts shown in the accompanying consolidated balance sheets amounted to $2,889,998 and $2,761,224 represent time charter revenues received in advance as of December 31, 2006 and as of September 30, 2007, respectively.

11.	Customer Deposits

These amounts represent deposits received from charterers as guarantees and comprised as follows:

(a) On September 26, 2006 an amount of $1,320,000 was received from the bareboat charterer of LPG carrier “Ming Long” which is equal to one-year hire. This amount plus any interest earned ($70,534 up to September 30, 2007) will be returned to the charterer at the end of the three years bareboat charter.

(b) On December 6, 2006 an amount of $643,500, net of commission of $16,500, was received from the charterer of LPG carrier “Gas Oracle” which is equal to three-months hire. This amount will be returned to the charterer at the end of the one years charter or when an acceptable letter of guarantee is presented to the Company.

(c) On January 30, 2007 an amount of $367,500 was received from the bareboat charterer of LPG carrier “Gas Eternity” which is equal to three-months hire. This amount followed by a subsequent receipt of an eight-months hire on April 12, 2007 amounted to $1,102,500 plus any interest earned ($13,645 up to September 30, 2007) will be returned to the charterer at the end of the three years bareboat charter.

(d) On June 8, 2007 an amount of $449,978 was received from the bareboat charterer of LPG carrier “Gas Monarch” which is equal to three-months hire. This amount will be returned to the charterer at the end of the three years bareboat charter.

12.	Long-term Debt

The total long-term debt of the Company is analyzed as follows:

	December 31, 2006	September 30, 2007
Current portion of long-term debt	16,149,600	15,505,064
Long-term debt	124,798,640	137,526,791
Total Long-term debt	140,948,240	153,031,855

(a) In March 2005, the Company entered into a $54,000,000 loan agreement with Fortis Bank (the “Fortis Loan”). The term loan was fully drawn down on May 17, 2005 and was repayable in 32 equal consecutive quarterly installments from June 2005 through May 2013, of $1,356,750 plus a balloon payment of $7,003,500 payable together with the last installment. The term loan charged interest at LIBOR plus 0.90% and was secured by a first priority mortgage over the nine vessels involved plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention accounts.

On June 10, 2005, on August 19, 2005, on November 19, 2005 and on February 19, 2006 the amounts of $3,580,500, $1,356,750, $1,356,750 and $1,356,750 respectively, were repaid, leaving an outstanding balance of $46,349,250. The outstanding balance was repaid from the refinancing as described below on May 31, 2006.

Bank loan interest expense for the nine-month period ended September 30, 2006 amounted to $688,749, and is included in Interest and finance costs in the accompanying consolidated statements of income.

StealthGas Inc.

Notes to the condensed consolidated financial statements (unaudited)

(Expressed in United States Dollars)

12.	Long-term Debt – Continued

In May 2006, the Company entered into a $79,850,000 loan agreement with Fortis Bank Athens Branch (the “Fortis-Athens Loan”). The term loan was fully drawn down in four tranches. The three tranches of $11,000,000, $15,700,000 and $6,800,750 were drawn down on May 19, 2006, May 26, 2006, June 12, 2006, respectively in order to finance the acquisition of three LPG vessels, and the forth tranche of $46,349,250 was drawn down on May 31, 2006 in order to refinance the “Fortis Loan” described above.

The term loan is repayable from August 2006 through June 2016 in forty quarterly installments. The total facility loan will be repaid in four quarterly installments of $2,200,000 each, eight quarterly installments of $1,640,000 each, and twenty-eight quarterly installments of $1,560,000 each plus a balloon payment of $14,250,000 payable together with the last installment. The term loan charges interest at LIBOR plus 0.75% and is secured by a first priority mortgage over the twelve vessels involved plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention accounts.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 130% of the amount outstanding under the term loan, to maintain minimum cash balance equivalent to 6 months interest in a pledged account with the Bank at all times, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company to be at all times greater than to 2.5:1 and that at least 15% of the Company is to always be owned by members of the Vafias family. There are also restrictions on the payment of dividends.

At September 30, 2007, the Company was in compliance with all covenants under the term loan and the amount outstanding of $69,410,000 bore an average interest rate (including the margin) of 6.14%.

Bank loan interest expense for the quarter and for the nine month period ended September 30, 2007 amounted to $1,111,611 and $3,373,128, respectively (for 2006 $1,221,036 and $1,895,275, respectively) and is included in Interest and finance costs in the accompanying consolidated statements of income.

(b) In December 2005, the Company entered into a $50,000,000 loan agreement with DnB NOR bank (the “DnB Loan”). The term loan was fully drawn down in two tranches, an amount of $28,000,000 was drawn down on December 7, 2005, and an amount of $22,000,000 was drawn down on December 8, 2005 and was repayable from June 2006 through December 2015. In March 2006, the Company increased its facility by an additional $14,000,000 for a total of $64,000,000 by DnB NOR bank. The new term loan was fully drawn down in March 9, 2006. Also, in January 2007, the Company increased its facility by an additional $20,317,500 for a total of $84,317,500 by DnB NOR bank. The new term loan was fully drawn down on January 30, 2007 and the new total loan is repayable from March 2007 through March 2016.

The total facility loan will be repaid in two semi-annual installments of $4,608,000 each, four semi-annual installments of $3,862,125 each, and fourteen semi-annual installments of $3,094,125 each plus a balloon payment of $16,335,250 payable together with the last installment. The term loan charges interest at LIBOR plus 0.70% and is secured by a first priority mortgage over the vessels involved plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention accounts, and the guarantee of StealthGas Inc.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceeds 125% of the amount outstanding under the term loan, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company to be at all times equal or greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. There are also restrictions on the payment of dividends and the Company should maintain minimum cash balance equivalent to 6 months interest in a pledged account with the Bank.

StealthGas Inc.

Notes to the condensed consolidated financial statements (unaudited)

(Expressed in United States Dollars)

12.	Long-term Debt – Continued

At September 30, 2007, the Company was in compliance with all covenants under the term loan and the amount outstanding was $71,239,375 and bore an average interest rate (including the margin) of 6.11%.

Bank loan interest expense for the quarter and for the nine month period ended September 30, 2007 amounted to $1,147,466 and $3,374,886, respectively (for 2006 $959,674 and $2,578,747, respectively) and is included in interest and finance costs in the accompanying consolidated statements of income.

(c) In June 2006, the Company entered into a $6,580,000 loan agreement with DnB NOR bank to finance the acquisition of one LPG vessel. The term loan was fully drawn down on June 29, 2006 and is repayable in two semi-annual installments of $473,760 each, four semi-annual installments of $315,840 each, and fourteen semi-annual installments of $236,880 each plus a balloon payment of $1,052,800 payable together with the last installment. The term loan charges interest at LIBOR plus 0.75% and is secured by a first priority mortgage over the vessel involved plus the assignment of the vessel’s insurances, earnings and the vessel’s operating and retention account, and the guarantee of StealthGas Inc.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessel at all times exceeds 125% of the amount outstanding under the term loan the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company to be at all times greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. There are also restrictions on the payment of dividends and the Company should maintain minimum cash balance equivalent to 6 months interest in a pledged account with the Bank.

At September 30, 2007, the Company was in compliance with all covenants under the term loan and the amount outstanding was $5,632,480 and bore an average interest rate (including the margin) of 6.07%.

Bank loan interest expense for the quarter and for the nine month period ended September 30, 2007 amounted to $87,444 and $273,356, respectively (for 2006 $2,336 and $109,029, respectively) and is included in interest and finance costs in the accompanying consolidated statements of income.

(d) On June 21, 2007, the Company entered into a $46,875,000 facility agreement with the Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank (the “Scotiabank Facility”). The Scotiabank Facility will be fully drawn down no later than eight months from the date of commitment letter signed in two tranches in order to finance the acquisition of four vessels by the Company’s wholly owned subsidiaries. The first tranche amounts to $12,375,000 and will be repayable in one installment of $462,891 nine months after the drawdown following fifteen semi-annual installments of $617,188 each plus a balloon payment of $2,654,289 payable together with the last installment. The second tranche amounts to $34,500,000 and will be repayable, with the first installment commencing six months after the drawdown, in twenty semi-annual installments of $1,060,000 each, plus a balloon payment of $13,300,000 payable together with the last installment. The term loan will charge interest at LIBOR plus 0.70% and will be secured by first priority mortgages over the vessels “Gas Icon” (formerly “Dorado Gas”), “Gas Sophie” (formerly “Virgo Gas”), “Gas Kalogeros” and “Gas Sikousis” plus a first priority mortgage over the vessel “Gas Zael”, already owned by the Company. Plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention account, and the corporate guarantee of StealthGas Inc.

StealthGas Inc.

Notes to the condensed consolidated financial statements (unaudited)

(Expressed in United States Dollars)

12.	Long-term Debt – Continued

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessel at all times exceeds 125% of the amount outstanding under the term loan the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company defined as EBITDA to interest expense to be at all times greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. There are also restrictions on the payment of dividends and the Company should maintain minimum cash balance of $200,000 per mortgaged vessel in an earnings account with the Bank.

On June 21, 2007, the Company drew down $6,750,000 to part finance the acquisition of the “Gas Icon”.

At September 30, 2007, the Company was in compliance with all covenants under the term loan and the outstanding amount of $6,750,000 bore an average interest rate (including the margin) of 6.09%.

Accrued bank loan interest expense for the quarter and for the nine month period ended September 30, 2007 amounted to $105,193 and $116,627 and is included in interest and finance costs in the accompanying consolidated statements of income.

The annual principal payments to be made, for the three loans, after September 30, 2007 are as follows:

September 30,	Amount
2008	15,505,064
2009	14,741,225
2010	13,575,305
2011	13,575,305
2012	13,575,305
Thereafter	82,059,651
Total	153,031,855
13.	Interest Rate Swap Agreement

On March 31, 2005, the Company entered into an agreement to enter into an interest rate swap in regard to the “Fortis Loan”. The initial amount of the swap was $22,549,000 amortizing to $4,764,250 over its nine-year life commencing May 30, 2007. If the United States dollar three month LIBOR is less than 7.5%, the fixed rate is 4.55%. If the United States dollar three month LIBOR is equal to or higher than 7.5%, then the fixed rate will be the United States dollar three month LIBOR. As of September 30, 2007, the fair value of the instrument was $39,022 (asset) ($198,273 asset as of December 31, 2006).

On January 23, 2006, the Company entered into an agreement to enter into an interest rate swap in regard to the “DnB Loan”. The initial amount of the swap was $22,500,000 amortizing to $4,410,000 over its ten-year life commencing March 9, 2006. If the United States dollar six month LIBOR is less than or equal to 5.75%, the fixed rate is 4.52%. If the United States dollar six month LIBOR is higher than 5.75%, then the fixed rate would be the United States dollar six month LIBOR less 1.23%. As of September 30, 2007, the fair value of the instrument was $22,500 (asset) ($169,846 asset as of December 31, 2006).

StealthGas Inc.

Notes to the condensed consolidated financial statements (unaudited)

(Expressed in United States Dollars)

13.	Interest Rate Swap Agreement - Continued

On May 22, 2006, the Company entered into an agreement to enter into an interest rate swap in regard to the “DnB Loan” in order to hedge the Company’s variable interest rate exposure. The amount of the swap will be $25,000,000 over its five-year life commencing September 11, 2006. The rate is fixed throughout the period at 5.42%.

On December 7, 2006, the Company put in place the required documentation to allow the fair value of this swap arrangement to be recorded as a component of other comprehensive income. Prior to this date such documentation was not in place. As such, until December 6, 2006, the fair value of the instrument was recorded entirely in the balance sheet, in the amount of $649,455 (liability) with changes in its fair value currently recognized in the consolidated statement of income.

Thereafter, the fair value of the instrument as of September 30, 2007 was $644,972 (liability) ($404,021 liability as of December 31, 2006). For the quarter ended September 30, 2007, the above financial instrument did not qualify as an effective cash flow hedge and as a result the change in its fair value of $612,800 was immediately recognized in the consolidated statement of income with the ineffective portion of the change in the fair value of the instrument amounted to $13,143 was also recognized in the consolidated statement of income as of September 30, 2007. The Company considers that it is possible a hedged forecasted transaction will occur in the future.

On June 27, 2007, the Company entered into an agreement to enter into an interest rate swap in regard to the “DnB Loan” in order to hedge the Company’s variable interest rate exposure. The amount of the swap will be $25,000,000 over its five-year life commencing September 11, 2007. The rate is fixed throughout the period at 5.58%. On August 6, 2007, the Company put in place the required documentation to allow the fair value of this swap arrangement to be recorded as a component of other comprehensive income. As such, until August 6, 2007, the fair value of the instrument was recorded entirely in the balance sheet, in the amount of $529,567 (liability) with changes in its fair value currently recognized in the consolidated statement of income.

Thereafter, the fair value of the instrument as of September 30, 2007 was $877,715 (liability), and the change in its fair value since August 6, 2007 of $348,148 was recorded entirely as a component of other comprehensive income with the ineffective portion of the change in the fair value of the instrument amounted to $14,518 was immediately recognized in the consolidated statement of income as of September 30, 2007.

14.	Common Stock

The total authorized common stock of the Company is 100,000,000 shares. On August 26, 2005, the Company effected a 60,000-for-one stock split. All share and per share data give retroactive effect to the stock split. On October 5, 2005 the Company completed its initial public offering. It issued eight million additional shares bringing the total number of shares outstanding to fourteen million. The holders of the shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

On August 3, 2006, Nike Investments Corporation agreed to purchase 400,000 newly issued shares of common stock from the Company at a price of $12.54 per share, representing the average of the closing prices of the common stock over the five trading days ended August 1, 2006. Mr. Thanassis J. Martinos, a director of STEALTHGAS INC., is the President and principal owner of Nike Investments Corporation. The transaction took place on August 7, 2006.

StealthGas Inc.

Notes to the condensed consolidated financial statements (unaudited)

(Expressed in United States Dollars)

14.	Common Stock - Continued

On July 18, 2007, the Company completed a follow-on public offering of 7,200,000 shares at a price of $18.00 per share. The gross proceeds from the offering amounted to $129,600,000, the net proceeds after the underwriters’ discounts and commissions and other related expensed amounted to $121,959,302. The Company also granted the underwriters a 30 day option to purchase up to an additional 1,080,000 shares of common stock to cover any over allotments.

On August 1, 2007 the underwriters partially exercised the over-allotment option, purchasing from the Company 460,105 shares of the Company’s common stock. The gross proceeds from the sale of these shares amounted to $8,281,890, the net proceeds after the underwriters’ discounts and commissions amounted to $7,826,386.

As of September 30, 2007, the Company had 22,060,105 shares of common stock outstanding.

15.	Additional Paid-in Capital

The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent payments made by the stockholders for the acquisitions of the Company’s vessels, or investments in the Company’s common stock.

16.	Equity Compensation Plan

The Company’s board of directors has adopted an Equity Compensation Plan (“the Plan”), under which the Company’s employees, directors or other persons or entities providing significant services to us or our subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock and stock appreciation rights. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. The Company’s board of directors may terminate the Plan at any time. The Plan expires ten years from the date of adoption. As of September 30, 2007 a total of 112,000 restricted shares had been granted under this Plan.

On August 14, 2007, the Company granted 112,000 of restricted shares to the Company’s CEO and non-executive members of Board of Directors of the Company. The restricted shares will be vested over 3 years from the grant date, (54,000 restricted shares on October 1, 2007, 29,000 restricted shares on October 1, 2008 and 29,000 restricted shares on October 1, 2009) and are conditional upon the option holder’s continued service as an employee of the Company, or as a director until the applicable vesting date. Until the forfeiture of any restricted shares, the grantee has the right to vote such restricted shares, to receive and retain all regular cash dividends paid on such restricted shares and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the restricted shares.

The Company pays dividends on all restricted shares regardless of whether it has vested and there is no obligation of the employee to return the dividend when employment ceases. As of September 30, 2007 the Company paid dividends on all restricted shares, amounted to $21,000. As restricted share grantees retained dividends on awards that are expected vest, such dividends were charged to retained earnings.

The Company estimates the forfeitures of restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

StealthGas Inc.

Notes to the condensed consolidated financial statements (unaudited)

(Expressed in United States Dollars)

16.	Equity Compensation Plan - Continued

SFAS No. 123(R) describes two generally accepted methods of accounting for restricted share awards with a graded vesting schedule for financial reporting purposes: 1) the “accelerated method”, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the “straight-line method” which treats such awards as a single award and results in recognition of the cost rateably over the entire vesting period.

Management has selected the accelerated method under SFAS No. 123(R) with respect to the restricted shares because it considers that this method to be the more conservative in terms of accounting for such stock based compensation. The stock based compensation expense for the restricted unvested shares for the period from inception (August 14, 2007) to September 30, 2007 amounted to $990,380, and is included in the consolidated statement of income under the caption “General and administrative expenses”.

A summary of the activity for restricted shares awards is as follows:

	Number of shares	Weighted Average Fair Value
Non vested, August 14, 2007	—	—
Granted	112,000	$17.10
Vested	—	—
Forfeited	—	—
Non vested, September 30, 2007	112,000	$17.10
17.	Earnings per share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any unvested restricted shares of common stock. These unvested restricted shares are considered contingently returnable until the restrictions lapse and will not be included in the basic net income per share calculation until the shares are vested.

Diluted earnings per share gives effect to all potentially dilutive securities. Our unvested restricted shares were potentially dilutive securities during the three and nine month periods ended September 30, 2007. The difference between basic and diluted weighted-average number of shares outstanding was the dilutive effect of the unvested restricted shares computed as follows:

	Quarter Ended September 30,		Nine Months Ended September 30,
Net income	2,094,180	4,000,186	13,674,533	16,311,665
Basic Weighted average shares - outstanding	14,239,130	20,574,635	14,080,586	16,480,829
Effect on dilutive securities:
Unvested restricted shares	—	58,435	—	19,693
Diluted Weighted average shares outstanding	14,239,130	20,633,070	14,080,586	16,500,522
Basic earnings per share	0.15	0.19	0.97	0.99
Diluted earnings per share	0.15	0.19	0.97	0.99

StealthGas Inc.

Notes to the condensed consolidated financial statements (unaudited)

(Expressed in United States Dollars)

18.	Dividends Paid

On February 23, 2007 the Company’s Board of Directors declared a cash dividend of $0.1875 per common share, payable on March 12, 2007 to stockholders of record on March 5, 2007. The total amount of $2,700,000 was paid on March 8, 2007.

On May 21, 2007 the Company’s Board of Directors declared a cash dividend of $0.1875 per common share, payable on June 12, 2007 to stockholders of record on June 4, 2007. The total amount of $2,700,000 was paid on June 8, 2007.

On August 14, 2007 the Company’s Board of Directors declared a cash dividend of $0.1875 per common share, payable on August 30, 2007 to stockholders of record on August 24, 2007. The total amount of $4,157,270 was paid on August 28, 2007.

19.	Voyage Expenses and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of income are analyzed as follows:

Voyage Expenses	Quarter Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
Port expenses	307,034	457,073	882,721	959,281
Bunkers	999,769	478,117	2,015,251	941,516
Commissions charged by third parties	333,256	356,774	988,266	1,012,449
Commissions charged by related party	228,260	272,984	637,847	783,064
Other voyage expenses	30,131	(867)	40,879	101,363
Total	1,898,450	1,564,081	4,564,964	3,797,673

Vessels’ Operating Expenses	Quarter Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
Crew wages and related costs	2,696,296	3,538,399	7,752,090	9,460,474
Insurance	400,414	446,248	1,209,486	1,193,656
Repairs and maintenance	559,776	970,060	1,436,173	2,375,506
Spares and consumable stores	839,002	1,170,062	2,475,027	3,010,878
Miscellaneous expenses	468,057	485,699	1,157,434	1,408,716
Total	4,963,545	6,610,468	14,030,209	17,449,230
20.	Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of income.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the Company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the country of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement.

StealthGas Inc.

Notes to the condensed consolidated financial statements (unaudited)

(Expressed in United States Dollars)

20.	Income Taxes - Continued

In addition, the management of the Company believes that by virtue of a special rule applicable to situations where the ship-operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control.

21.	Financial Instruments

The principal financial assets of the Company consist of cash, accounts receivable due from charterers, and fair value of derivatives. The principal financial liabilities of the Company consist of accounts payable due to suppliers, payable to related party, customer deposits, fair value of derivatives and the loan repayable to the bank. The recorded value of all of the Company’s financial assets and liabilities approximate their fair value due to their short-term nature and the variable interest rate of the loan.

22.	Commitments and Contingencies
•

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any current legal proceedings or claims.

•

In January 2005, the Company entered into a three-year cancelable operating lease for its office facilities that terminates in January 2008. Rental expense for the quarter and for the nine month period ended September 30, 2007 was $8,506 and $24,565 (for 2006 $7,567 and $22,085, respectively). In October 2005, the Company entered into a three-year cancelable operating lease for an armored car that terminates in October 2008. Rental expense for the quarter and for the nine month period ended September 30, 2007 was $11,655 and $34,297, respectively (for 2006 $10,902 and $31,910, respectively).

Future rental commitments were payable as follows:

After September 30,	Office Lease	Car Rent	Total
2007	6,890	6,203	13,093
2008	—	33,750	33,750
	6,890	39,953	46,843
•

As described in Notes 5 and 6 above, during the nine months ended September 30, 2007 the Company entered into separate memoranda of agreement to acquire one vessel under construction and two second-hand vessels. As of September 30, 2007, the unpaid balance of the purchase price for these vessels was $50,050,000, net of $4,055,000 already advanced to the sellers.

StealthGas Inc.

Notes to the condensed consolidated financial statements (unaudited)

(Expressed in United States Dollars)

23.	Subsequent Events
(a)	On October 15, 2007, the Company took delivery of the “Gas Sophie” (formerly “Virgo Gas”).
(b)	On October 30, 2007, the Company took delivery of the “Gas Haralambos” (formerly “Happy Dream”).
(c)

On November 8, 2007, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Oracle” to an unaffiliated third party for $6,000,000 with an expected delivery date in January 2008. The Company expects to realize a gain from the sale of the above vessel of approximately $1,040,000, which will be included in the Company’s consolidated statement of income in the quarter in which the vessel will be delivered to her new owners.

(d)

On November 8, 2007, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Nemesis” to an unaffiliated third party for $10,750,000 with an expected delivery date in January 2008. The Company expects to realize a gain from the sale of the above vessel of approximately $720,000, which will be included in the Company’s consolidated statement of income in the quarter in which the vessel will be delivered to her new owners.

(e)

On November 8, 2007, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Renovatio” to an unaffiliated third party for $10,525,000 with an expected delivery date in January 2008. The Company expects to realize a gain from the sale of the above vessel of approximately $290,000, which will be included in the Company’s consolidated statement of income in the quarter in which the vessel will be delivered to her new owners.

(f)	On November 13, 2007 the Company’s Board of Directors declared a cash dividend of $0.1875 per common share, payable on November 30, 2007 to stockholders of record on November 23, 2007.
(g)	On November 19, 2007, the Company’s Board of Directors announced that Mr. Lambros Babilis was elected to the Board of Directors and would also serve as Deputy Chairman of the Board.
(h)

On November 20, 2007, the Remuneration Committee of the Company approved under the Company’s 2005 Equity Compensation Plan the granting of 100,000 restricted shares to the Company’s CEO Mr. Harry Vafias vesting as follows, 50,000 on October 31, 2008, 25,000 on October 31, 2009 and 25,000 on October 31, 2010.

(i)

On November 20, 2007, the Company’s Board of Directors approved under the Company’s 2005 Equity Compensation Plan the granting of 6,000 restricted shares to the Company’s Chairman of the Board Mr. Michael G. Jolliffe vesting as follows, 2,000 on October 31, 2008, 2,000 on October 31, 2009 and 2,000 on October 31, 2010.

(j)

On November 20, 2007, the Company’s Board of Directors approved under the Company’s 2005 Equity Compensation Plan the granting of 4,000 restricted shares to the Company’s Chairman of the Audit Committee Mr. Markos Drakos vesting as follows, 1,333 on October 31, 2008, 1,333 on October 31, 2009 and 1,334 on October 31, 2010.

(k)

On November 20 2007, the Company’s Board of Directors approved under the Company’s 2005 Equity Compensation Plan the granting of 2,000 restricted shares to the Company’s non executive Board member Mr. Thanassis G. Martinos vesting as follows, 666 on October 31, 2008, 667 on October 31, 2009 and 668 on October 31, 2010.

(l)

On December 6, 2007, the Company entered into memorandums of agreement to acquire, for an aggregate purchase price of $115 million, two new 47,000 deadweight M.R. type product tankers ex yard, which are scheduled to be delivered in January 2008 and February 2008, respectively

(m)	On January 8, 2008, the Company drew down $43,125,000 under its Scotiabank Facility to finance the purchase of the Navig8 Fidelity, which was subsequently delivered to the Company on January 9, 2008.